06013081

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	April 27, 2006	Audited Financial Results for the quarter / year ended March 31, 2006. Recommendation of dividend.
2	SEBI directive	April 27, 2006	Secretarial Audit Report

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -3 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 5/3

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

April 27, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Annual Audited Financial Results for the year ended March 31, 2006 and recommendation of dividend.

In compliance with the Listing Agreement, we are enclosing the Audited Financial Results for the quarter/year ended March 31, 2006 duly approved by the Board of Directors of the Company at its meeting held today. The Media Release issued by the Company is also enclosed.

The Board has recommended a dividend of **Rs.10/- (Rupees ten only)** per fully paid-up equity share of Rs.10/- each. The paid-up equity capital as on March 31, 2006 is Rs. 1393.51 crore.

The Audited Financial Results for the quarter/ year ended March 31, 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Enc: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 27, 2006

CONTENTS VERIFIED
SIGN...
DATE... 27/4/06 15:08

Mr Chirag Sodawaterwalla (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

Fax No.2272 3121 / 2272 2037

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block, Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No. 2659 8237 / 38

Dear Sir,

Sub : **Secretarial Audit.**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2006, in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e., April 27, 2006.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Meeting of the Board of Directors of the

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

AUDITED FINANCIAL RESULTS FOR THE QUARTER/ YEAR ENDED 31st MARCH 2006

(Rs. in crore, except per share data)

Sr. No.	Particulars	9 Months Ended 31st December	Quarter Ended 31st March		Year Ended 31st March	
		2005	2006	2005	2006	2005
1.	Turnover	62,676	26,448	19,840	89,124	73,164
2.	Less: Excise Duty Recovered on Sales	6,007	1,906	2,001	7,913	7,113
3.	**Net Turnover**	56,669	24,542	17,839	81,211	66,051
4.	Other Income	596	87	476	683	1,450
5.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(3,094)	963	448	(2,131)	524
	(b) Consumption of raw materials	42,127	16,216	12,083	58,343	45,932
	(c) Staff cost	763	215	269	978	846
	(d) Other expenditure	6,620	3.102	1,493	9,722	5,937
6.	Interest	652	225	362	877	1,469
7.	Depreciation	2,419	982	981	3,401	3,724
8.	Profit before tax	7,778	2,926	2,679	10,704	9,069
9.	Provision for Current Tax	683	248	195	931	705
10.	Provision for Deferred Tax	528	176	192	704	792
11.	**Net Profit**	6,567	2,502	2,292	9,069	7,572
12.	Add: Brought forward from last balance sheet				8,968	5,592
13.	Amount available for appropriation				18,037	13,164
14.	Appropriations:					
	a) Equity Dividend				1,394	1,045
	b) Tax on Dividend				195	147
	c) Tax on Dividend for earlier years				-	4
	d) General Reserves				13,382	3,000
	e) Debenture Redemption Reserve				37	-
15.	Balance carried forward to next year				3,029	8,968
16.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,394	1,394	1,394	1,394	1,394
17.	Reserves excluding revaluation reserves (as per balance sheet)				43,761	36,280
18.	**Earnings per share (of Rs. 10)**					
	Basic	47.1	18.0	16.4	65.1	54.2
	Diluted	47.1	18.0	16.4	65.1	54.2
19.	Dividend proposed per Share				10.00	7.50
20.	Aggregate of non-promoter shareholding					
	- Number of Shares (lakh Shares)				7260.29	7,418.68
	- Percentage of Shareholding				52.10	53.24

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company's Scheme of Arrangement (Scheme), to demerge certain undertakings to four resulting companies was approved by the Hon High Court of Mumbai on 9th December 2005, effective from 21st December 2005

   In terms of the Scheme, the assets and liabilities relatable to the demerged undertakings have been transferred at values appearing in the books of accounts as on the close of business on 31st August 2005. Accordingly net assets of Rs 19,120 crore (US$ 4,285 million) have been demerged to the four resulting entities i.e. Reliance Communication Ventures Limited Rs 15,389 crore (US$ 3,449 million), Reliance Energy Ventures Limited Rs 2,921 crore (US$ 655 million), Reliance Capital Ventures Limited Rs 513 crore (US$ 115 million) and Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) Rs 297 crore (US$ 66 million).

   The net assets transferred have been appropriated against the Revaluation Reserve, pursuant to the Court order.

3 (a) The Company, based on the report by international valuers, has revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August 2005 by an amount of Rs 22,497 crore (US$ 5,043 million) and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,409 crore (US$ 316 million) for the year ended 31st March 2006 and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 44 crore (US$ 10 million) for the year ended 31st March 2006 and an equivalent amount, which was hitherto being withdrawn from General Reserves, has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

4. The refinery was under planned maintenance shutdown during October and November 2005.

5. Provision for Current Tax includes, provision for Fringe Benefit Tax of Rs 11 crore (US$ 2 million) for the quarter and Rs 31 crore (US $ 7 million) for the year. (Previous Year Rs NIL)

6. During the year Reliance Capital Ventures Limited, Reliance Communication Ventures Limited, Reliance Energy Ventures Limited, Reliance Natural Resources Limited, Reliance Thermal Energy Limited, Reliance Patalganga Power Limited, Reliance Power Ventures Limited, Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited, Reliance Technologies LLC, Reliance Brazil LLC, Relene Petrochemicals Limited, Reliance Gas Pipeline Limited (formerly Gas Transportation Infrastructure Limited), and Reliance LNG Limited have ceased to be subsidiaries of the Company.

7. There were no investors' complaints pending as on January 1, 2006. All the 2,294 complaints received during the quarter were resolved and no complaints were outstanding as on 31st March 2006.

8. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 27th April 2006 approved the above results and its release.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2006

(Rs. in crore, except per share data)

Sr. No.	Particulars	Year Ended 31st March	
		2006	2005
1.	Turnover	90,938	73,710
	Less: Excise Duty Recovered on Sales	7,913	7,113
	Net Turnover	83,025	66,597
2.	Other Income	730	1,430
3.	Share in Income of Associates	475	70
	Profit on Sale of Subsidiaries	(100)	31
4.	Total Expenditure		
	(a) (Increase)/decrease in stock in trade	(2,120)	524
	(b) Consumption of raw materials	59,168	45,932
	(c) Staff cost	1,469	858
	(d) Other expenditure	10,159	6,488
5.	Interest	935	1,474
6.	Depreciation	3,495	3,727
9.	Profit before tax	11,024	9,125
10.	Provision for Current Tax	926	705
11.	Provision for Deferred Tax	704	792
12	**Net Profit (Before adjustment for Minority Interest)**	9,394	7,628
13	Share of Loss transferred to Minority	(4)	-
14	**Net Profit (After adjustment for Minority Interest)**	9,398	7,628
15.	Paid up Equity Share Capital, Equity Shares of Rs 10/- each.	1,394	1,394
16.	**Earnings per share (of Rs. 10)**		
	Basic	67.4	54.6
	Diluted	67.4	54.6

Notes on Consolidated Financial Results for the year ended 31st March 2006:

1. As per Accounting Standard (AS) 21 on Consolidated Financial Statements and Accounting Standard (AS) 23 on Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following Subsidiaries and Associates have been considered:

a) The subsidiary companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Petroleum Limited	India	100%
Reliance Infrastructure Limited	India	100%
Reliance Retail Limited	India	100%
Reliance Middle East DMCC	U.A.E	100%
Reliance Netherlands BV	Netherlands	100%

b) The significant associate companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Infrastructure Limited	India	47.23%
Reliance Europe Limited	UK	50.00%
Indian Petrochemicals Corporation Limited through Reliance Petroinvestments Limited, Reliance Pharmaceuticals Private Limited and Reliance Neutraceuticals Private Limited	India	46.00%

2. This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the year ended 31st March 2006.

AUDITED SEGMENT INFORMATION FOR THE QUARTER/ YEAR ENDED 31st MARCH 2006

Rs Crore

		Quarter Ended 31st March				Year Ended 31st March			
		2006		2005		2006		2005	
1.	**Segment Revenue**								
	- Petrochemicals	10,608		9,074		32,802		29,745	
	- Refining	21,248		13,206		71,117		51,700	
	- Others	522		1,202		1873		2,623	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**32,378**		**23,482**		**105,792**		**84,068**	
	Less: Inter Segment Transfers	**4,116**		**3,095**		**14,854**		**10,358**	
	Turnover	28,262		20,387		90,938		73,710	
	Less: Excise Duty Recovered on Sales	1,906		2,001		7,913		7,113	
	Net Turnover		**26,356**		**18,386**		**83,025**		**66,597**
2.	**Segment Results**								
	- Petrochemicals	**1,488**		**984**		**4,713**		**3,762**	
	- Refining	**1,741**		**1,579**		**5,916**		**5,521**	
	- Others	**326**		**380**		**1,112**		**1,192**	
	Total Segment Profit before Interest and Tax		**3,555**		**2,943**		**11,741**		**10,475**
	(i) Interest Expense		(283)		(367)		(935)		(1,474)
	(ii) Interest Income		88		198		492		369
	(iii) Other Unallocable Income Net of Expenditure		(110)		(39)		(270)		(245)
	Profit Before Tax		**3,250**		**2,735**		**11,028**		**9,125**
	(i) Provision for Current Tax		(243)		(195)		926		(705)
	(ii) Provision for Deferred Tax		(176)		(192)		704		(792)
	Profit after Tax		**2,831**		**2,348**		**9,398**		**7,628**
3.	**Capital Employed**								
	- Petrochemicals		31,039		9,576		31,039		9,576
	- Refining		35,688		22,636		35,688		22,636
	- Others		6,502		16,282		6,502		16,282
	- Unallocated Corporate		6,570		15,684		6,570		15,684
	Total Capital Employed		**79,799**		**64,178**		**79,799**		**64,178**

Notes to Segment Information for the year ended 31st March 2006:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information" on consolidated basis including businesses conducted through its subsidiaries and associates, as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile

2. The previous year amounts in respect of "Other Segment" included businesses carried out through associates demerged during the year. Hence the amounts of the previous year are not comparable.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

April 27, 2006

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000 2284 7384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

April 27, 2006

Mr Chirag Sodawaterwalla (DCS-CRD) Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 Scrip Code : 500325	The Manager Listing Department National Stock Exchange of India Limited Exchange Plaza, 5th Floor, Plot No. C/1, G Block, Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Fax No.2272 3121 / 2272 2037	**Fax No. 2659 8237 / 38**

Dear Sir,

Sub : **Secretarial Audit.**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2006, in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e., April 27, 2006.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Encl : a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

~~MS-147/H-367/BB~~

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	9 02 64 926	06.478
13	Held in dematerialised form in NSDL	122 80 77 720	88.128
14	Physical	7 51 65 395	05.394
15	Total No. of Shares (12+13+14)	139 35 08 041	
16	Reasons for difference if any, between (10&11), (10&15), (11&15) :		NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA
19	Reference of previous quarter with regard to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	46	1 938	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	39	1 264	Delay in receipt of Physical DRF & Share Certificates from DP
	576	47 427	Processed Under NOL
	110	8 167	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**771**	**58 796**	
Pending for more than 21 days	4	166	Non - receipt of Physical DRF & Share Certificates from DP
Total	**4**	**166**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has voluntarily delisted its equity shares from Calcutta Stock Exchange Association Limited with effect from 12th January, 2006.

FOR HARIBHAKTI & CO
CHARTERED ACCOUNTANTS

HARIBHAKTI & CO Chartered Accountants

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 11th April 2006